NEWS RELEASE 07-18	April 19, 2007

FRONTEER CONTINUES TO EXPAND ITS KIRAZLI GOLD DEPOSIT, NW TURKEY

Fronteer Development Group Inc ("Fronteer") (FRG-TSX / AMEX) is pleased to announce that Teck Cominco Limited's Turkish subsidiary (“TCAM”), as operator, has reported several new, significant gold and silver intersections at Fronteer’s 100%-owned Kirazli gold deposit in northwestern Turkey. These new intersections continue to expand and reinforce this project’s potential to be a cornerstone to a major gold district.

Drill hole KD-69, located 100 metres southeast of the 2006 resource area, forms part of a new high grade zone that is open for expansion. This hole intersected:

  1.75 grams per tonne gold over 62.9 metres including 7.65 grams per tonne gold and 31.1 grams per tonne silver over 4.15 metres.

Drill hole KD-63, located near the western edge the 2006 resource area, intersected a thick interval of gold mineralization. This hole returned:

  0.72 grams per tonne gold over 235.2 metres including 1.20 grams per tonne gold over 82.2 metres.

Two other gold-silver intervals were also intersected in drill hole KD-63 as follows:

  1.66 grams per tonne gold over 27.1 metres; and

  29.31 grams per tonne silver over 38.7 metres starting from surface.

Additional significant drill results are summarized in the table below. The orientation of mineralized zones is interpreted to be near horizontal and true widths are approximately 90 percent of those stated.

Significant Drill Results

Drill Hole ID	From	To	Interval (m)	Au (g/t)	Ag (g/t)
KD-63 (Main Zone)	0.0	38.7	38.7	-	29.31
And	32.3	267.5	235.2	0.72	-
Incl	32.3	114.5	82.2	1.20	-
Incl	93.9	109.45	15.55	2.05	-
And	294.4	321.5	27.1	1.66	-
KD-65 (North Zone)	86.5	94.5	8.0	0.56	-
	103.8	109.5	5.7	0.36	-

Table Continued on Page 2

Table Continued

Drill Hole	From	To	Interval (m)	Au (g/t)	Ag (g/t)
KD-67 (West Flank)	105.0	119.8	14.8	0.68	-
Incl	108.65	113.1	4.45	1.30	-
KD-68 (Fire Tower)	135.5	168.5	33.0	0.34	-
KD-69 (SW Zone)	110.0	172.9	62.9	1.75	-
Incl	117.55	131.0	13.45	4.36	12.02
Incl	125.85	130.0	4.15	7.65	31.10
KD-70 (Main Zone)	Only pre-collar completed to date
KD-71A (Main Zone)	Only pre-collar completed to date
KD-72 (Fire Tower)	219.2	221.2	2.0	0.56	-
And	290.5	301.4	10.9	0.96	-
And	325.8	341.0	15.2	1.69	-
KD-73 (East Flank)	64.0	207.5	143.5	0.26	-
KD-74 (SW Zone)	0.0	6.2	6.2	0.96	15.71
And	69.7	71.5	1.8	0.86	-
KD-75 (RC pre-collar)	39.0	45	6.0	0.48	-
KD-76 (West Flank)	15.0	51.5	36.5	0.50	29.8
And	155.5	157.5	2.0	2.52	-
And	207.1	209	1.9	23.70	-

TCAM has exercised its right to earn back a 60% interest in the Kirazli project. TCAM is required to spend approximately US$5 million at Kirazli before April 30th, 2008. This expenditure will significantly advance Kirazli towards feasibility and is anticipated to substantially increase the size of its gold-silver resource.

ABOUT FRONTEER

Fronteer is a rapidly evolving company committed to building long term value through ongoing discoveries and strategic acquisitions. There are currently nine drill rigs operating in Turkey on three projects and one drill rig operating in Mexico on two gold-silver projects. Fronteer has a prominent foothold in an emerging uranium-copper-gold district in the northern Yukon. Fronteer has a strong balance sheet and holds approximately a 47% interest in Aurora Energy Resources (AXU – TSX).

For further information on Fronteer visit www.fronteergroup.com or contact:

Camon Mak, Investor Relations
Jessica Delaney, Media Relations

PH) 604-632-4677 or Toll Free 1-877-632-4677
info@fronteergroup.com

Assay results have been prepared under the guidance of Ian Cunningham-Dunlop, P. Eng, Vice President, Exploration, who is designated as a Qualified Person with the ability and authority to verify the authenticity of and validity of this data. All samples were analyzed by ALS Chemex, North Vancouver, BC, using ICP-AES and fire assay.

Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to, those with respect to potential expansion of mineralization, future plans for resource estimation size of future exploration budgets and exploration potential involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Fronteer to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations, the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of ore reserves and mineral resources, changes in project parameters as plans continue to be refined, future prices of gold, silver and copper, economic and political stability in Turkey, environmental risks and hazards, increased infrastructure and/or operating costs, labor and employment matters, and government regulation as well as those factors discussed in the section entitled "Risk Factors" in Fronteer’s Annual Information form and Fronteer’s latest Form 40-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although Fronteer has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Fronteer disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.